SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: Financial Calendar 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: January 24, 2022

Eni: Financial Calendar 2023

San Donato Milanese (Milan), 17 January 2023 - Eni announces the dates for its 2023 financial calendar:

Preliminary financial statements as at December 31, 2022 and resolution on distribution of reserves for and in place of the 2022 dividend (third tranche)	Meeting of the Board of Directors and press release on dividend	February 22, 2023
	Press release on preliminary financial statements and conference call	February 23, 2023
Strategic Plan 2023-2026	Meeting of the Board of Directors	February 22, 2023
	Capital Markets Day (Strategic Plan presentation) and related press release	February 23, 2023
Annual Report 2022 including the draft financial statement Resolution on distribution of reserves for and in place of the 2022 dividend (fourth tranche)	Meeting of the Board of Directors	March 16, 2023
	Press release on Annual Report and distribution	March 16, 2023
First quarter 2023 results	Meeting of the Board of Directors	April 27, 2023
	Press release and conference call	April 28, 2023
Annual Report 2022	Shareholders’ meeting	May 10, 2023 (single call)
	Press release	May 10, 2023
Second quarter 2023 results and interim financial report as at June 30, 2023 and resolution on distribution of reserves for and in place of the 2023 dividend (first tranche)*	Meeting of the Board of Directors and press release on distribution	July 27, 2023
	Press release on results and conference call	July 28, 2023
Third quarter 2023 results and resolution on distribution of reserves for and in place of the 2023 dividend (second tranche)*	Meeting of the Board of Directors and press release on distribution	October 26, 2023
	Press release on results and conference call	October 27, 2023

The third tranche for and in place of the dividend for the 2022 fiscal year will be paid on March 22, 2023 (ex-dividend date: March 20, 2023; record date: March 21, 2023); and the fourth tranche will be paid on May 24, 2023 (ex-dividend date: May 22, 2023; record date: May 23, 2023).

*The resolution and the payment of the first and second tranches for and in place of the dividend for the 2023 financial year, also through the use of available reserves, are subject to a resolution by the Shareholders' Meeting called to approve the Annual Report 2022; in that case the first tranche will be paid on September 20, 2023 (ex-dividend date: September 18, 2023; record date: September 19, 2023) and the second tranche will be paid on November 22, 2023 (ex-dividend date: November 20, 2023; record date: November 21, 2023).

Markets will be promptly informed of any changes to the above calendar.

According to article 82-ter Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions), Eni intends to continue providing, on a voluntary basis, Company’s quarterly financial results, in order to provide market and investors with regular information about the Company’s financial and operating performances considering the disclosure policy followed by peers which are reporting on a quarterly basis.

Quarterly results will include at least the following key performance indicators:

-	a measure of the performance of operating activities for the Group and the operating segments of Eni, like operating profit or other equivalent measure (reported and on adjusted basis);
-	consolidated net results;
-	consolidated and by segment adjusted net results;
-	consolidated net financial position and cash flow for the period;
-	consolidated shareholder’s equity;
-	consolidated leverage.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com